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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PanAmerican Capital Securites LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Ave Suite 1406

(No. and Street)

NEW YORK	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Stone 212-752-2300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hertz Herson LLP

(Name – *if individual, state last, first, middle name*)

477 Madison Ave.	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FEB 26 2016

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PanAmerican Capital Securities LLC, as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRISTINA DE LA MAZA
Notary Public, State of New York
No. 01DE6167217
Qualified in King County
Commission Expires May 29, 2019

Signature

MANAGER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2015

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
NewYork, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue, Suite 1406
New York, NY 10151

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Panamerican Capital Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Panamerican Capital Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Hertz Herson LLP

New York, New York
February 12, 2016

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2015

ASSETS

Cash	$	69,815
Due from parent		13,200
Prepaid expenses		583
TOTAL ASSETS	$	83,598

LIABILITY AND MEMBER'S EQUITY

Accrued Expenses	$	4,000
TOTAL LIABILITIES		4,000
Member's Equity		79,598
TOTAL LIABILITY AND MEMBER'S EQUITY	$	83,598

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2015

Nature of Operations and Capitalization of the Company

Panamerican Capital Securities, LLC (the "Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The Company is wholly-owned by Panamerican Capital Partners, LLC (the "Parent"). The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of clients to pay fees owed the Company for services provided. However, the Company mitigates this risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its clients' inability to pay fees owed the Company.

Uninsured Cash Balances

The Company maintains cash balances at a financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. There were no cash balances in excess of insured amounts as at December 31, 2015.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The financial statement considered events through February 12, 2016, the date on which the financial statement were available to be issued.

Note B - Advisory Fee Contracts

During 2015 the Company entered into a financial advisory agreement with a client, whereby the Company will act as the client's financial advisor, assisting a third party to identify the appropriate strategic partner or financial institution to provide the necessary amounts of capital required for the third party. The Company had no outstanding receivable balance as of December 31, 2015.

Note C - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note D - Expense Sharing Agreement

The Company has an expense sharing agreement with its Parent for administrative services, which includes payroll, occupancy and other miscellaneous charges. Under this agreement the Parent pays these expenses on behalf of the Company and the Company records those expenses as capital contributions from the Parent.

Note E - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As at December 31, 2015, the Company had net capital, as defined, of $65,815, which was $60,815 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

HERTZ | HERSONLLP
Certified Public Accountants

477 Madison Avenue
NewYork, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue, Suite 1406
New York, NY 10151

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Panamerican Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Panamerican Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Panamerican Capital Securities, LLC stated that Panamerican Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Panamerican Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Panamerican Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hertz Herson LLP

New York, NY
February 12, 2016

PANAMERICAN CAPITAL SECURITIES, LLC
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2015

PanAmerican Capital Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Panamerican Capital Securities, LLC

I, David Stone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Manager

Date: FEB 12, 2016

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2015